Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Nos. 333-203534 and 333-214234

B. Riley Financial, Inc.

US$25,000,0000 7.50% Senior Notes Due 2021

Final Term Sheet

Issuer:	B. Riley Financial, Inc.
Securities:	7.50% Senior Notes Due 2021
Type:	SEC Registered
Trade Date	October 28, 2016
Settlement Date	November 2, 2016
Listing:	Expected NASDAQ “RILYL”
Size:	$25,000,000
Maturity Date:	October 31, 2021
Annual Coupon:	7.50%, paid quarterly in arrears
Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2017
Price to the Public	100%
Day Count:	30/360
Optional Redemption:	October 31, 2018, in whole or in part and anytime thereafter
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	05580M 207/US05580M2070
Bookrunning Managers	Wunderlich Securities, Inc. Compass Point Research & Trading LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-888-295-0155.

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